UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

REDHILL BIOPHARMA LTD.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase American Depositary Shares, each representing ten Ordinary Shares, Par Value NIS 0.01 Per
Ordinary Share
(Title of Class of Securities)

757468103
(CUSIP Number of Class of Securities)

Micha Ben Chorin
Chief Financial Officer
RedHill Biopharma Ltd.
21 Ha'arba'a Street
Tel Aviv 6473921
Israel
+972 (3) 541-3131
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

Copies to:

Perry Wildes, Adv. Gross & Co. One Azrieli Center Tel Aviv 6702100, Israel +972 (3) 607-4444	Rick A. Werner, Esq. Haynes and Boone, LLP 30 Rockefeller Plaza New York, New York 10112 (212) 659-7300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$9,855,654	$1,075.25

1
Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all the outstanding options to purchase American Depositary Shares, each representing ten ordinary shares of the Issuer, par value NIS 0.01 per ordinary share (“ADSs”), that may be eligible for exchange in the offer will be tendered pursuant to this offer. This calculation assumes options to purchase an aggregate of 2,805,281 ADSs, having an aggregate value of $9,855,654 as of April 23, 2021, calculated based on the average of values using the binomial option pricing model, will be exchanged pursuant to this offer.

2
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $109.10 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01091% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,075.25	Filing Party: RedHill Biopharma Ltd.
Form or Registration No.: Schedule TO-I	Date Filed: April 26, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2021 (the “Schedule TO”), by RedHill Biopharma Ltd., an Israeli company (the “Company”), in connection with its offer to exchange Eligible Options for New Options with modified terms pursuant to the Offer to Exchange Eligible Options for New Options, dated April 26, 2021 (the “Exchange Offer”).

This Amendment is being filed solely to amend “Item 4 – Terms of the Transaction” to reflect and report the final results of the Exchange Offer under the caption “Material Terms.” Except as otherwise noted below, no changes have been made to the Schedule TO. This Amendment should be read in conjunction with the Schedule TO and the Exchange Offer. All capitalized terms used herein have the same meanings as given in the Exchange Offer.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following information under the caption “Material Terms”:

The Exchange Offer expired at 5:00 p.m., Eastern Time, on Monday, May 24, 2021. Pursuant to the Exchange Offer, all Eligible Holders elected to exchange Eligible Options, and the Company accepted for cancellation Eligible Options to purchase an aggregate of 2,805,281 ADSs, representing approximately 100% of the total ADSs underlying the Eligible Options. On May 26, 2021, following the expiration of the Exchange Offer, the Company granted New Options to purchase 2,805,281 ADSs of the Company, pursuant to the terms of the Exchange Offer and the Company’s Amended and Restated Award Plan (2010) (the “2010 Plan”). The exercise price per share of the New Options granted pursuant to the Exchange Offer (i) to U.S. Taxed Optionholders is $7.00 per ADS, which was the per ADS fair market value on April 12, 2021, the date the Board approved the exercise price for any New Options to be granted to U.S. Taxed Optionholders and (ii) to Non-U.S. Taxed Optionholders is (i) $5.00 or (ii) $4.30 if the Company has (A) net revenues of at least $100 million and negative Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) of less than $40 million in 2021 or (B) net revenues of at least $130 million AND negative EBITDA of less than $20 million in 2022. Each New Option has the same expiration date, vesting schedule and other terms (other than exercise price) as the Eligible Option exchanged therefor.

 SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2021	REDHILL BIOPHARMA LTD.

	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer and Chairman of the Board of Directors